

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2018

Stephen M. Kadenacy
Chief Executive Officer
Boxwood Merger Corp.
1112 Montana Avenue, Suite 901
Santa Monica, CA 90403

> **Re: Boxwood Merger Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 28, 2018**
> **CIK No. 0001751143**

Dear Mr. Kadenacy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 28, 2018

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note your disclosure on page 2 that you expect that Macquarie Capital (USA) Inc. will be one of the underwriters of your offering. As Macquarie is also a sponsor, please tell us

Stephen M. Kadenacy
Boxwood Merger Corp.
September 24, 2018
Page 2

whether Macquarie Capital (USA) Inc. plans to make a market in the company's securities.

Exhibits

3.   Please file the business combination marketing agreement entered into with the underwriters. See Item 601(b)(10)(ii)(A) of Regulation S-K.

 You may contact James Giugliano at (202) 551-3319 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Jason Simon